Exhibit 21.1

UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION

NAMES AND JURISDICTIONS OF SUBSIDIARIES

AS OF DECEMBER 31, 2012

Subsidiary Name	Jurisdiction

JetPay LLC	Texas

JetPay ISO Services, LLC	Texas

JetPay Merchant Services, LLC	Texas

AD Computer Corporation	Pennsylvania

Payroll Tax Filing Services, Inc.	Pennsylvania

Enzo Merger Sub, Inc.	Delaware